EXHIBIT 99.1

AMARC ANNOUNCES UPCOMING CONFERENCE PARTICIPATION

October 29, 2025 - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to provide details of its executive and technical team’s participation at three upcoming conferences.

Dr. Diane Nicolson, Amarc President and CEO states, “Our participation in these upcoming conferences provides an excellent opportunity to update existing shareholders and introduce new investors to the exciting progress made in 2025 at our JOY District.  A successful drill campaign was completed at the high grade near surface, Au-rich AuRORA porphyry Cu-Au-Ag Deposit, stepping out well beyond the 2024 discovery area. In addition, the TWINS discovery and other priority targets were advanced by drilling. Assay results from this year’s program are pending, and we are eager to share them as they become available. Although AuRORA is an exceptional discovery, it is only one of several major mineralized systems across the 630 km² JOY District that include the PINE and Brenda deposits, the TWINS and Canyon discoveries, and multiple other Cu-Au targets. We believe JOY is rapidly emerging as a potential world-class porphyry Cu-Au district in BC’s Toodoggone region.”

CONFERENCE DETAILS

New Orleans Investment Conference – November 2-5, 2025

•	Location: Hilton New Orleans Riverside, New Orleans, Louisiana
•	Visit the Amarc team at Booth #112
•	Corporate Presentation:

o	Speaker: Dr. Diane Nicolson, President & CEO
o	Date: Tuesday, November 4, 2025 at 12:40pm - 1:40pm
o	Location: Churchill C2, Second Floor

•	Learn more about New Orleans Investment Conference

Precious Metals Summit Zurich – November 10-11, 2025

•	Location: Park Hyatt, Zurich, Switzerland
•	Corporate Presentation:

o	Speaker: Dr. Diane Nicolson, President & CEO
o	Date: Monday, November 10 at 10:30-10:45am
o	Location: Room 1

•	Learn more about Precious Metals Summit Zurich

Deutsche Goldmesse Frankfurt  – November 14-15, 2025

•	Location: JW Marriot Hotel, Frankfurt, Germany
•	Corporate Presentation:

o	Speaker: Dr. Diane Nicolson, President & CEO
o	Date: Friday, November 14 at 4:00pm

•	Learn more about Deutsche Goldmesse

Conference delegates are invited to contact Diane Nicolson, Amarc President & CEO, at (604) 684-6365 or dianenicolson@hdimining.com, or the Company’s investor relations representatives, Kin Communications, at (604) 684-6730 or AHR@kincommunications.com, to organize a meeting or to request further information in advance.

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About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Amarc’s exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its higher-grade Empress Deposit in the IKE District in 2024. Amarc is the operator of the DUKE District and manages the exploration at the JOY District on behalf of AuRORA Minerals Ltd., the private joint venture corporation which holds the JOY District mineral rights and titles, and in which Freeport and Amarc hold 60% and 40% of the shareholding, respectively.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE and DUKE AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

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For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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